                                                                                        Exhibit 4.31

FORM OF WARRANT AGREEMENT

This Warrant Agreement is made and entered into as of February 8, 2008, by and between Z Trim Holdings, Inc. f/k/a Circle Group Holdings, Inc., an Illinois corporation whose principal place of business is located at 1011 Campus Drive, Mundelein, Illinois 60060 (“Z Trim”), and Farhad Zaghi, who resides in Los Altos, California (“Farhad”), Farshad Zaghi, who resides in Los Altos, California (“Farshad”), Nurieel Akhamzadeh, who resides in the Nation of Israel (“Nurieel”), Zaghi Trading Partnership, whose principal place of business is located in California, and Pac Bay, Inc. d/b/a Bay Financial, a California corporation, whose principal place of business is located in California, (collectively the “Zaghi Parties”).

WHEREAS, Z Trim has issued various warrants to the Zaghi Parties and the Parties now desire to cancel all such warrants and issue warrants on the following terms and conditions, and the terms and conditions of the Settlement Agreement and Mutual Releases between the Parties as of February 8, 2008, (the “Agreement), and this Warrant Agreement is made pursuant to the Agreement;

NOW THEREFORE, in consideration of good and valuable consideration, receipt of which is hereby acknowledged, the Parties agree as follows:

1. The recitals and prefatory phrases set forth above, and the Agreement, are incorporated fully by reference as if expressly set forth herein.
2.  All warrants previously issued to the Zaghi Parties (totaling 2,266,666) pursuant to the Agreement to Issue Warrants dated March 27, 2007, unless this Warrant Agreement is declared null and void by the Zaghi Parties pursuant to paragraph 7 of the Agreement in which case the Parties shall be returned to the status quo as it existed prior to the execution of this Warrant Agreement, are deemed cancelled and shall be considered null and void.  The Zaghi Parties represent that they have not transferred, assigned or otherwise disposed of any of the warrants referred to the Agreement to Issue Warrants. Pursuant to the Agreement, Z Trim agrees to issue one or more warrants to purchase 2,500,000 shares of Z Trim common stock to the Zaghi Parties under the following terms:
(a) New warrants will be available no sooner than 5 business days after the date of the Closing of the Agreement and no later than 36 months after the date of this Warrant Agreement at the request of the Zaghi Parties. Z Trim has provided the Zaghi Parties with a sample warrant (attached hereto as Exhibit 1) leaving only the names of the parties, number of shares and the strike price blank. Upon the Zaghi Parties notifying Z Trim of the date they wish to use as the date to calculate the strike price of the warrants, as well as the name of the party to be issued the warrants, Z Trim will provide the Zaghi Parties with an executed warrant within five (5) business days after Z Trim’s receipt of notice from the Zaghi Parties.
(b) The strike price of the warrants shall be calculated as the 12 trading day trailing average of the closing price of Z Trim stock during any 12 trading day selected by the Zaghi Parties.  Such 12-day period to be selected by the Zaghi Parties shall be any such time period from the date of this Warrant Agreement to the date the Zaghi Parties notify Z Trim of the 12-day trading period they wish to use as the date to calculate the strike price of the warrants.
(c) The date in which to start the calculation of the 12-day trading period (the “Calculation Date”) will be the date chosen by the Zaghi parties within the date range set forth in paragraph 2(a) and (b); provided, however, that Zaghi Parties’ designation of the Calculation Date shall be irrevocable.
(d) The warrants shall be exercisable for a period of 3 years from the date on which this Agreement is executed and delivered.
(e) The warrants shall be transferable, subject to securities law restrictions.
(f) The Parties agree that the warrants shall not be exercisable if the exercise of such would result in the party making the exercise, at the time of exercise, a greater than 4.99% shareholder of Z Trim. However, the Zaghi Parties shall be allowed to exercise any amount of warrants that would not exceed the 4.99% threshold.
(g) Z Trim agrees that it shall use its best efforts to register for resale the shares underlying the warrants on a registration statement to be filed with the SEC and declared effective within 3 months of the date in which the warrants are issued. Z Trim shall further cause the shares underlying the warrants to be listed with the American Stock Exchange. If Z Trim has a registration within the first 3 months following the issuance of the warrants, it agrees to register such underlying shares on said registration. In no event shall the registration of such shares take place later than 3 months from the date of issuance of the warrants.  Z Trim shall take all reasonably necessary actions to cause the registration statement to remain effective throughout the period in which the Warrants remain exercisable.
(h) The Zaghi Parties shall be entitled to choose the strike price/Calculation Date(s) for the warrants pursuant to paragraph 2(a) and (b) in blocks of no less than 150,000 shares (with the obvious exception of the last increment of warrants remaining.)
3. Upon the Zaghi Parties delivery of a cashier’s or banker’s check payable to Z Trim to Law Offices of Cathy A. Pilkington for the exercise any of these warrants referred to herein, the stock certificate will be issued and released within five (5) business days pursuant to directions provided by the Zaghi Parties, provided, however, that the stock certificates cannot be issued prior to their registration, as set forth in paragraph 2(g) hereinabove. The cashier’s or bankers check will be held by Cathy Pilkington until the stock certificate is produced to DWAC and confirmation of such is received by the Zaghi Parties as well as receipt by them of an accompanying attorney opinion letter or any other necessary documentation to ensure that the shares are free trading, which opinion letter or other documentation Z Trim shall provide.
4. Z Trim shall provide to the Zaghi Parties information on a monthly basis of the status of any registrations effecting the warrants issued under this Agreement.
5. The Zaghi Parties agree on behalf of themselves and their affiliates that so long as there exist outstanding warrants without an irrevocable strike price under this Warrant Agreement that they will not, directly or indirectly, sell short or contract to sell short, any Z Trim securities.
6.  Z Trim and the Zaghi Parties agree that any breach of the provisions of paragraphs 2 and 3 of this Warrant Agreement by Z Trim or the Zaghi Parties will cause the non-breaching party substantial and significant injury and expense, but that the amount of such injury and expense is difficult, if not impossible, to reasonably calculate with certainty. Therefore, Z Trim and the Zaghi Parties agree that upon a breach of paragraphs 2 and 3 of this Warrant Agreement by Z Trim or the Zaghi Parties, the non-breaching party is entitled to damages in the amount of $5,000 a day until the breach is cured and that this amount is not a penalty but an agreed upon liquidated damages provision. Upon a breach by Z Trim or the Zaghi Parties, the non-breaching party shall serve notice of the claimed breach and the breaching party shall have ten (10) business days to cure the breach. The $5,000 a day damages will accrue during the period of the cure and shall be payable even upon a cure, but the non-breaching party cannot initiate any legal action to recover these damages or enforce this provision during the period of the cure. In the event the non-breaching party initiates litigation to enforce this provision or any other breach or default of this Warrant Agreement, the prevailing party in such litigation shall be entitled to all attorneys’ fees and costs incurred in enforcing this provision. However, this paragraph 5 shall not apply to any breach by Z Trim of the above provisions of this Warrant Agreement caused by events exclusively in control of the SEC, AMEX or any regulatory authority. The Parties agree that a private placement by Z Trim for the raising of funds or substantially similar transaction shall not justify or excuse Z Trim’s failure to timely register shares pursuant to paragraphs 2 and 3.
7. Notices. Any required notices, statements or confirmations to be given under the terms of this Warrant Agreement shall be served by e-mail or Federal Express Delivery to the following or any other address designated by the parties in writing:
FOR Z TRIM	FOR THE ZAGHI PARTIES
Z Trim Holdings, Inc. 1011 Campus Drive Mundelein, IL 60060 Attn: Brian Chaiken, Esq. (847) 549-6028 brian.chaiken@ztrim.com	Farhad Zaghi 4020 Moorpark Avenue, #17 San Jose, CA 95117 (408) 296-5287 fzaghi@aol.com
Cathy A. Pilkington, Esq. Law Offices of Cathy A. Pilkington 161 N. Clark Street, Suite 4700 Chicago, IL 60601 (312) 346-2762 cpilkington@pilkingtonlaw.com	William M. McErlean Barnes & Thornburg LLP One N. Wacker Drive, Suite 4400 Chicago, IL 60606 (312) 214-8820 wmcerlean@btlaw.com

8. In entering into the Agreement, the Parties acknowledge that the terms of this Warrant Agreement have been completely read and that the terms are fully understood and voluntarily accepted by them.  Each Party agrees and represents that this Warrant Agreement is made on its or his sole judgment, belief, and knowledge as to all phases of its alleged claims.  Except as is set forth herein, no Party is relying on any representations or statements made by the other Party or anyone representing the other Party or by any person employed by the other Party.
9. Neither this Warrant Agreement nor any negotiations or proceedings in connection therewith may be used in any proceeding against any Party for any purpose whatsoever, except with respect to the effectuation and enforcement of this Agreement.  Each Party agrees not to introduce this Warrant Agreement into evidence in any action involving any other Party for the purpose of establishing or attempting to prove liability, any admission of liability, or otherwise.  Provided that nothing herein shall prevent any Party from taking necessary legal action to enforce the terms of this Warrant Agreement.
10. This Warrant Agreement may not be changed, altered, amended or otherwise modified except by agreement in writing signed by all Parties hereto.
11. Each Party represents and warrants that it has all necessary capacity, power, and authority to enter into, and perform its obligations under this Warrant Agreement, and each individual executing this Warrant Agreement on behalf of an entity represents and warrants by his or her signature that he or she has been fully authorized by such entity to execute this Agreement on behalf of such entity.  Upon execution and delivery of this Warrant Agreement, the Warrant Agreement and such instruments will represent the valid, legal, and binding obligations of each such Party, enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally.
11. This Warrant Agreement and the covenants contained herein shall be binding on and inure to the benefit of the successors, assigns, and legal representatives of each Party hereto, whether by way of merger, consolidation, operation of law, assignment, purchase or other acquisition.
12.  If any term or other provision of this Warrant Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Warrant Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Warrant Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
13. Waiver of any one breach of any provision of this Warrant Agreement shall not be deemed a waiver of any other breach of the same or any other provision of this Warrant Agreement.
14. Each Party to this Warrant Agreement and their counsel has reviewed and revised this Warrant Agreement, and the normal rule of construction to the effect that any ambiguities in this Warrant Agreement are to be resolved against the drafting party shall not be employed in the interpretation of this Warrant Agreement, and this Warrant Agreement shall not be construed or interpreted strictly against or in favor of any party.
15.  This Warrant Agreement shall be governed by and construed under the laws of the State of Illinois and applicable Federal law, (without regard to the laws as to choice or conflict of laws), provided that in the event that all or any part of this Warrant Agreement should be held to be invalid or unenforceable for any reason under such laws, this Warrant Agreement shall be governed by and/or construed under the laws of any other jurisdiction which would validate and make enforceable the provisions contained in this Warrant Agreement. It is the intent of the parties to choose the law of one or more jurisdictions (including application of the laws of different jurisdictions to different provisions if necessary), so as to validate and make enforceable the provisions contained in this Warrant Agreement. In the event that all provisions cannot be validated and made enforceable by application of the laws of one or more such jurisdictions, then the provisions hereof shall be severable and enforced to the greatest extent possible.
16.  Collective or singular nouns used herein refer to one or more of the defined persons or entities, whether singularly, collectively, jointly and/or severally, as the context may require. The masculine includes the feminine and vice versa, as the context may require.
17.  This Warrant Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original. A copy of a signature (including but not limited to a signature transmitted by fax or other electronic means) shall have the same force and effect as an original signature.
IN WITNESS WHEREOF, the parties hereto have executed this Warrant Agreement the day and year first set forth above.

Z TRIM HOLDINGS, INC. an Illinois corporation By:	FARHAD ZAGHI By:
Its:
Individually, and on behalf of Pac Bay, Inc. and Zaghi Trading Partnership

FARSHAD ZAGHI By:

NURIEEL AKHAMZADEH By: